FDA issues approvable letter for blood-pool contrast agent Vasovist(tm)

Berlin, November 23, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its development partner, EPIX Pharmaceuticals, Inc. (NASDAQ: EPIX), received an approvable letter from the U.S. Food and Drug Administration (FDA) for Vasovist(tm) (gadofosveset trisodium).

In the letter, the FDA indicated that at least one additional clinical trial, and a re-read of images obtained in previously completed Phase III trials, will be necessary before the agency could approve Vasovist. No safety or manufacturing issues were raised in the approvable letter.

In October 2005, Vasovist was approved in all EU member states, making it the first in a new class of blood-pool contrast agents for magnetic resonance angiography (MRA) to diagnose vascular disease. Under the European labeling, Vasovist is indicated for visualization of abdominal or limb vessels in patients with known or suspected vascular disease such as stenosis or aneurysms.

Vasovist was co-developed under a strategic partnership with EPIX
Pharmaceuticals. Schering AG has the global marketing rights for the product and will continue to support EPIX in their efforts to address the requests of the FDA.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 12 431;
oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:

Media Relations: Heather Levis, T: +1 973 305 5313, heather_levis@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng